Exhibit 99.1

Brookfield Residential Properties Inc.

2012  Q1
Letter to Shareholders

Our results for the first quarter of 2012 improved over the same period last year, when one excludes the one-time merger items that were included in the first quarter of 2011.

Our income before taxes was $4 million compared with break-even last year from normal recurring operations.  This also includes interest on our transaction debt of $9 million which was not in last year’s first quarter numbers, so we are performing operationally at a much higher level this year.

The comparative statements for 2011 do include certain one-time merger items; throughout the year we will endeavour to break out normalized and non-recurring items for 2011 so that you can get a better gauge of our performance.

Markets

Our markets in Alberta and Ontario are performing very well.  Lot sales activity remains very good in Alberta and our housing sales backlog in both Alberta and Ontario increased by 27% from December which augers very well for the remainder of the year.

In the U.S., we are seeing a much higher level of traffic and activity in our communities which has translated into higher sales.  With the lag that exists between customer sale and home construction, our recent U.S. acquisitions should start to show sales and closing activity towards the end of this year.

Projects

Rather than profiling a project or two this quarter, we would like to feature the homebuilding operations of our Alberta business.  As mentioned before, we generally build homes on only 15% to 20% of our own land, with the remaining lots and parcels being sold to third-party builders.  We don’t strive to be the biggest homebuilder in our markets.  Our homebuilding business model works in harmony with the overall land development process; it allows us the opportunity to remain close to the ultimate homebuyer but more importantly helps us better price our land through direct homebuilding knowledge.

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Alberta Homebuilding

Our homebuilding model has proven extremely successful in our Alberta markets under the Brookfield Homes brand.  With over 8,000 homes completed since 1990, Brookfield Homes focuses on providing the affordable end of the housing products in our communities of Calgary and Edmonton.  We sell the other 80-85% of lots in our communities for move-up, estate product etc.  to an array of local and regional builders with whom we have developed strong relationships.

In Alberta, Brookfield Homes offers a high-quality product mix of single-family, semi-detached and multi-family homes with most of the product starting from the $200,000 to $300,000 level.  We continue to respond to housing affordability and address density in the marketplace through our commitment to product innovation:

•
Zero-lot line homes: we first pioneered this product line in Calgary.  The 20-foot wide single-family homes are constructed on 25-foot lots with one side of the house plotted on the property line to allow a five-foot side yard.  This achieves a density level of 11 units per acre.

•	18-foot semi-detached homes: they are constructed on 22-foot lots to achieve 13 units per acre density.

•	Townhomes: most of these townhomes feature double drive-under garages with a density of 25 units per acre.

•
Price-sensitive inner-city products: our successful semi-detached and townhome products in our suburban communities will be launched in the Calgary inner city in the next nine to twelve months.  This is to respond to increasing buyer demand.

We use the advantage of land ownership so that Brookfield Homes can take a long term view of its business without the necessity to source land.  It is much more difficult to innovate product and bring it to the market without our own land supply.

Brookfield Homes’ commitment to innovation, quality and customer service has not only resulted in tremendous sales over the years but has also earned more Customer Choice Awards than any other homebuilder in Alberta.

Due to the above, our homebuilding operations in Alberta enjoy superior returns.

Intrinsic Value

As the only publicly traded, North American, land and housing company, we must articulate our business model and clearly differentiate ourselves from the U.S. National Homebuilders who are seen to be our peers, but who are homebuilders first and developers second. While our homebuilding operations are important, we are much more heavily invested in land than many others and therefore will benefit significantly in a recovering market, as land values appreciate.  As a result, the approach to valuing our company should also be viewed differently.  With this in mind, we have expanded our Corporate Profile on our website to add more information to help investors and shareholders better understand our business and various approaches to valuing our company. As an example, our land held for future development and optioned lot has a book value of $1.5 billion at

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March 31, 2012, however future cash flows arising from these lands are projected to exceed $4.5 billion over their respective project lives (average of 10 years). Obviously there will be different views of the underlying value, depending upon what discount rate you wish to apply to these future cash flows, to reflect time value of money and risk.  Further information on our housing and developed land is also included in our Corporate Profile.

Outlook

Based on our outlook at this early point in the year, we offer the following limited guidance for 2012.  The Canadian operations are projected to close approximately 1,700 lots and 1,200 homes and the U.S. operations are projected to close approximately 550 homes, which includes our share of unconsolidated entities.  In addition, there are projected to be a number of acreage sales of multi-family, commercial and industrial parcels as well as several potential bulk lot sales in the U.S.

We therefore are optimistic about the balance of the year and believe that our 2012 operating income will improve and exceed last year’s normal recurring income.

Alan Norris
President & Chief Executive Officer

May 8, 2012

Note: This letter to shareholders contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Litigation Reform Act of 1995 and in any applicable Canadian security regulations.  Certain statements in this letter to shareholders that are not historical facts, including information concerning possible or assumed future results of operations of the company, the company’s 2012 outlook including lot and home sales guidance, the company’s homebuilding model, strategy and growth plans, intrinsic value, including projected cash flows on our land held for future development, and those statements preceded by, followed by, or that include the words “believe,” “projected,” “planned,” “anticipate,” “should,” “goals,” “expected,” “potential,” “estimate,” “targeted,” “scheduled” or similar expressions, constitute “forward-looking statements.” Undue reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include, but are not limited to: changes in general economic, real estate and other conditions; mortgage rate changes; availability of suitable undeveloped land at acceptable prices; adverse legislation or regulation; ability to obtain necessary permits and approvals for the development of our land; availability of labour or materials or increases in their costs; ability to develop and market our master-planned communities successfully; confidence levels of consumers; ability to raise capital on favourable terms; adverse weather conditions and natural disasters; relations with the residents of our communities; risks associated with increased insurance costs or unavailability of adequate coverage and ability to obtain surety bonds; competitive conditions in the homebuilding industry, including product and pricing pressures; and additional risks and uncertainties referred to in our filings with the securities regulators in Canada and the United States, many of which are beyond our control.  We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

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